                                                   File No.
                                                            --------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          GREAT PLAINS NATURAL GAS CO.
                          ----------------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

            Claimant, Great Plains Natural Gas Co. ("Great Plains"), is organized in the State of Ohio and headquartered in Mentor, Ohio. Great Plains was incorporated for the sole purpose of acquiring and owning Northeast Ohio Natural Gas Corp. ("Northeast Ohio"), a natural gas public utility organized in the State of Ohio with its principal place of business in Lancaster, Ohio.

        On June 5, 2003, the Public Utilities Commission of Ohio approved Great Plains' purchase of the common stock of Northeast Ohio. The acquisition closed on June 30, 2003.



        2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

            Great Plains owns all of the capital stock of Northeast Ohio. Great Plains does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

            Northeast Ohio owns approximately 450 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in Northeast Ohio's natural gas distribution business, all of which is located within the State of Ohio. Northeast Ohio does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

        3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            Great Plains:     None.

            Northeast Ohio:     953,900  Mcf. sold
                              8,349,068  Mcf. transported


        (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            Great Plains:     None.

            Northeast Ohio:   None.


        (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            Great Plains:     None.

            Northeast Ohio:   None.


        (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            Great Plains:     None.

            Northeast Ohio:   None.



        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            N/A


        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            N/A

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            N/A


        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            N/A


        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            N/A





                                    EXHIBIT A

        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

            A proforma consolidated balance sheet and income statement for Great Plains and Northeast Ohio (as of December 31, 2002) is attached hereto as Exhibit A.



                                    EXHIBIT B

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

            N/A



        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of July, 2003.

                                               GREAT PLAINS NATURAL GAS CO.
                                         ---------------------------------------
                                                   (Name of claimant)

                                By/Title:   /s/ Richard M. Osborne, President
                                         ---------------------------------------

Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

        M. Howard Petricoff, Esq.
                -or-
        Jason J. Kelroy, Esq.
        Vorys, Sater, Seymour and Pease LLP
        52 East Gay Street
        P.O. Box. 1008
        Columbus, Ohio 43216-1008

        Telephone: (614) 464-6400
        Facsimile: (614) 464-6350

        Counsel for Great Plains Natural Gas Co

                                    EXHIBIT A


                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2002

                                                         NORTHEAST OHIO
                                          GREAT PLAINS      NATURAL GAS                         PROFORMA
                                           NATURAL GAS          COMPANY    ADJUSTMENTS      CONSOLIDATED
                                              Proforma           Actual
                                              --------           ------
CURRENT ASSETS
Cash                                            500.00       864,014.90           0.00        864,514.90
Accounts Receivable, net                          0.00     1,762,607.02           0.00      1,762,607.02
Intercompany receivables                          0.00     (547,953.38)           0.00      (547,953.38)
Receivable from FETS                              0.00     (182,109.96)           0.00      (182,109.96)
Materials & Supplies Inv.                         0.00       100,563.48           0.00        100,563.48
Other                                             0.00       144,502.61           0.00        144,502.61
                                        -----------------------------------------------------------------
Total Current Assets                            500.00     2,141,624.67           0.00      2,142,124.67

ASSETS
Property, Plant & Equipment                               13,524,391.09           0.00     13,524,391.09
      Less: Accumulated Deprec.                          (4,297,265.79)           0.00     (4,297,265.79)
                                        -----------------------------------------------------------------
Net Plant                                         0.00     9,227,125.30           0.00      9,227,125.30
Construction Work in Progress                                450,623.91                       450,623.91
                                        -----------------------------------------------------------------
Total Plant                                       0.00     9,677,749.21           0.00      9,677,749.21

OTHER ASSETS
Deferred Charges                                  0.00       197,873.41           0.00        197,873.41
                                        -----------------------------------------------------------------
Total Other Assets                                0.00       197,873.41           0.00        197,873.41

                                        -----------------------------------------------------------------
TOTAL ASSETS                                    500.00    12,017,247.29           0.00     12,017,747.29
                                        =================================================================

                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2002


                                                         NORTHEAST OHIO
                                          GREAT PLAINS      NATURAL GAS                          PROFORMA
                                           NATURAL GAS          COMPANY     ADJUSTMENTS      CONSOLIDATED
                                              Proforma           Actual
                                              --------           ------
CURRENT LIABILITIES
Accounts Payable                                  0.00     1,005,808.63            0.00      1,005,808.63
Acc. Taxes & Taxes Payable                        0.00       117,899.21            0.00        117,899.21
Accrued Interest & Other                          0.00        21,071.00            0.00         21,071.00
                                        ------------------------------------------------------------------
Total Current Liabilities                         0.00     1,144,778.84            0.00      1,144,778.84

LONG TERM OBLIGATIONS
Other LT Debt - Marbel                            0.00     8,009,932.88  (8,009,932.88)  (1)         0.00
                                        ------------------------------------------------------------------
Total Long-Term Obligations                       0.00     8,009,932.88  (8,009,932.88)              0.00

DEFERRED CREDITS
Deferred Taxes                                    0.00     (321,335.54)            0.00      (321,335.54)

SHAREHOLDER'S EQUITY
Common Stock                                    500.00       591,500.00            0.00        592,000.00
Paid-in capital                                   0.00     3,350,264.00    6,549,693.03  (1) 9,899,957.03
Retained Earnings                                 0.00       199,799.92            0.00        199,799.92
Year-to-date net income                           0.00     (957,692.81)    1,460,239.85        502,547.04
                                         ------------------------------------------------------------------
Total Shareholder's equity                      500.00     3,183,871.11    8,009,932.88     11,194,303.99

                                        ------------------------------------------------------------------
TOTAL EQUITY & LIABILITIES                      500.00    12,017,247.29            0.00     12,017,747.29
                                        ==================================================================



(1) Capitalization of Intercompany Debt Between Marbel and Northeast Ohio Natural Gas Company and associated interest expense.

                                INCOME STATEMENT
                             AS OF DECEMBER 31, 2002


                                     GREAT
                                    PLAINS   NORTHEAST OHIO NATURAL                            PROFORMA
                               NATURAL GAS              GAS COMPANY    ADJUSTMENTS         CONSOLIDATED
                                 Proforma                    Actual
                                 --------                    ------
OPERATING EXPENSES:
Residential                           0.00             3,735,997.28           0.00         3,735,997.28
Industrial & Commercial               0.00             2,186,758.57           0.00         2,186,758.57
Transmission of Gas                   0.00             1,183,319.79           0.00         1,183,319.79
Miscellaneous Revenue                 0.00                29,517.96           0.00            29,517.96
                              --------------------------------------------------------------------------
Total Operating Revenue               0.00             7,135,593.60           0.00         7,135,593.60

OPERATING EXPENSES
Purchased Gas Cost                    0.00             4,256,158.14           0.00         4,256,158.14
Operations Expense                    0.00               579,735.54           0.00           579,735.54
Labor-Incentive Comp.                 0.00                94,284.00           0.00            94,284.00
Direct Labor                          0.00             1,454,995.00           0.00         1,454,995.00
Maintenance Expense                   0.00                57,585.44           0.00            57,585.44
Depreciation/Amort. Expense           0.00               371,301.69           0.00           371,301.69
Amortization of FMV                   0.00                63,200.04    (63,200.04)  (2)            0.00
General Taxes                         0.00               430,786.23           0.00           430,786.23
Current FIT                           0.00             (432,404.32)           0.00         (432,404.32)
Deferred FIT                          0.00              (36,276.81)           0.00          (36,276.81)
                              --------------------------------------------------------------------------
Total Operating Expenses              0.00             6,839,364.95    (63,200.04)         6,776,164.91

Operating Income                      0.00               296,228.65           0.00           296,228.65
Other Income & Deductions,
Net                                   0.00               143,278.56           0.00           143,278.56

                              --------------------------------------------------------------------------
Income Before Interest
Expense                               0.00               439,507.21           0.00           439,507.21

Intercompany Interest
Expense                               0.00             1,397,039.81  (1,397,039.81) (1)            0.00
3rd Party Interest Expense            0.00                   160.21           0.00               160.21

                              --------------------------------------------------------------------------
NET INCOME (LOSS)                     0.00             (957,692.81)   1,460,239.85           439,347.00
                              ==========================================================================




(1) Capitalization of Intercompany Debt Between Marbel and Northeast Ohio Natural Gas Company and associated interest expense.
(2) Estimates of FMV amortizations.